Exhibit (a)(1)(D)

Offer to Purchase for Cash

All Outstanding Common Shares

of

at

$46.00 Net Per Share

by

LVB Acquisition Merger Sub, Inc.

a wholly-owned subsidiary of

LVB Acquisition, LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, JULY 11, 2007, UNLESS THE OFFER IS EXTENDED.

June 13, 2007

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

We have been engaged by LVB Acquisition Merger Sub, Inc., an Indiana corporation (“Purchaser”) and a direct wholly-owned subsidiary of LVB Acquisition, LLC, a Delaware limited liability company (“LVB”) and an indirect wholly-owned subsidiary of LVB Acquisition Holding, LLC (“Holding”), to act as Information Agent in connection with Purchaser’s offer to purchase all outstanding common shares, without par value (“Shares”), of Biomet, Inc., an Indiana corporation (“Biomet”), at a price of $46.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 13, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

The Offer is subject to the conditions, among others, that (a) at the expiration of the Offer there shall have been validly tendered in the Offer and not properly withdrawn that number of Shares which, when added to any Shares already owned by LVB and its subsidiaries, represents at least 75% of the total number of Shares outstanding immediately prior to the expiration of the Offer (such minimum condition as it may be reduced to refer to the Adjusted Minimum Number (as defined below), the “Minimum Condition”), (b) there shall have been issued no temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court or agency of competent jurisdiction or other law, rule, legal restraint or prohibition shall be in effect preventing, restraining or rendering illegal the consummation of the Offer or the Merger, (c) the Merger Agreement (as defined below) shall not have been terminated in accordance with its terms, (d) the representation and warranty of Biomet set forth in the Merger Agreement that there has not been a “Material Adverse Effect” since May 31, 2006 shall be true and correct in all respects as of June 7, 2007 and as of the expiration of the Offer as though made on and as of such date, (e) all of the representations and warranties of Biomet set forth in the Merger Agreement relating to capital structure, corporate authority, approval and fairness, takeover statutes and brokers and finders shall be true and correct in all material respects as of June 7, 2007 and as of the expiration of the Offer as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall not be true and correct in all material respects as of such earlier date), (f) all of the other representations and warranties of Biomet set forth in the Merger Agreement (disregarding all qualifications and exceptions contained therein regarding materiality or Material Adverse Effect) shall be true and correct as of December 18, 2007 and the expiration of the Offer as though made on and as of such date (except for Biomet’s representations and warranties with respect to organization, good standing and qualification, governmental filings, no violations, certain contracts, company reports, financial statements, rights agreement, the Schedule 14D-9, offer documents, proxy statement and other filings, which must be true as of June 7, 2007 and as of the expiration of the Offer as though made on and as of such date) (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except, in the case of this clause (f), where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Material Adverse Effect, (g) Biomet shall have in all material respects performed all obligations and complied with all covenants required by the Merger Agreement to be performed or complied with by it prior to the expiration date of the Offer and (h) the proceeds of the debt financing commitments intended to be disbursed upon consummation of the Offer shall be available for borrowing and none of the lender parties to the other debt financing commitments entered into in connection with the Offer and the Merger shall have advised LVB or Purchaser that any portion of such other debt financing will not be available at the effective time of the Merger (as defined below). See “The Offer—Section 13. Conditions of the Offer” of the Offer to Purchase. The initial offering period of the Offer and withdrawal rights will expire at the Expiration Date (as defined in “The Offer—Section 1. Terms of the Offer” of the Offer to Purchase).

Purchaser may amend the Minimum Condition to decrease the Minimum Condition to a number of Shares that is not less than the number of such Shares (the “Adjusted Minimum Number”) that, when added to the number of Shares beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) by LVB, any of its equity owners or any of their respective affiliates, and any person that is party to a voting agreement with LVB or Purchaser obligating such person to vote in favor of Merger, represents at least 75% of the total number of Shares outstanding immediately prior to the expiration of the Offer. LVB currently is party to a voting agreement with shareholders who collectively owned, as of June 7, 2006, approximately 2.3% of the outstanding Shares. In the event we reduce the Minimum Condition to give effect to the Adjusted Minimum Number, we will give notice thereof, but we do not intend to extend the expiration of the Offer.

Enclosed herewith are the following documents:

1. Offer to Purchase, dated June 13, 2007;

2. Letter of Transmittal to be used by shareholders of Biomet in accepting the Offer and tendering Shares;

3. Notice of Guaranteed Delivery;

4. Guidelines for Certification of Taxpayer Identification Number on Form W-9;

5. A letter to shareholders of Biomet from the President and Chief Executive Officer of Biomet, accompanied by Biomet’s Solicitation/Recommendation Statement on Schedule 14D-9;

6. A printed letter that may be sent to your clients for whose accounts you hold Shares in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

7. Return envelope addressed to the Depositary (as defined below).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 18, 2006 (amended and restated as of June 7, 2007) (the “Merger Agreement”), among Biomet, LVB and Purchaser, pursuant to which, after completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Biomet, with Biomet as the surviving corporation (the “Merger”) and each issued and outstanding Share (other than Shares held in the treasury of Biomet, owned by LVB, Purchaser or any wholly-owned subsidiary of LVB or Biomet, or held by shareholders who properly demand and perfect dissenters’ rights under Indiana law) will, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and converted into the right to receive an amount in cash equal to the per Share price paid pursuant to the Offer, without interest and less any required withholding taxes, payable upon the surrender of the certificate formerly representing such Share.

After careful consideration by the board of directors of Biomet, the board unanimously adopted and declared advisable the Merger Agreement, the Offer and the Merger and the other transactions contemplated thereby and unanimously determined that the Offer and the Merger are in the best interest of Biomet and its shareholders. Accordingly, the board unanimously recommends that shareholders tender their Shares into the Offer or otherwise approve the Merger.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will be deemed to have accepted for payment, and will pay for, all Shares validly tendered and not properly withdrawn by the Expiration Date if and when Purchaser gives oral or written notice to American Stock Transfer & Trust Company (the “Depositary”) of Purchaser’s acceptance of the tenders of such Shares for payment pursuant to the Offer. Payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for such Shares or a Book-Entry Confirmation (as defined in the Offer to Purchase) with respect to such Shares pursuant to the procedures set forth in the Offer to Purchase, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

Purchaser is not aware of any other state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Purchaser cannot comply with the state statute, Purchaser will not make the Offer to, nor will Purchaser accept tenders from or on behalf of, the holders of Shares in that state. An envelope in which to return your instructions to us is enclosed.

In order to tender Shares pursuant to the Offer, a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message (in the case of any book-entry transfer), and any other documents required by the Letter of Transmittal, should be sent to and timely received by the Depositary, and either certificates representing the tendered Shares should be delivered or such Shares must be delivered to the Depositary pursuant to the procedures for book-entry transfers, all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.

Neither LVB nor Purchaser will pay any fees or commissions to any broker or dealer or other person (other than the Dealer Managers, the Information Agent and the Depositary as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. You will be reimbursed upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed offering materials to your clients.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Wednesday, July 11, 2007, unless the Offer is extended.

If holders of Shares wish to tender their Shares, but it is impracticable for them to deliver their certificates representing tendered Shares or other required documents or to complete the procedures for delivery by book-entry transfer prior to the Expiration Date, a tender may be effected by following the guaranteed delivery procedures specified in the Offer to Purchase and the Letter of Transmittal.

Questions and requests for assistance or for additional copies of the enclosed materials may be directed to the Information Agent at the address and telephone number set forth below and in the Offer to Purchase. Additional copies of the enclosed materials will be furnished at Purchaser’s expense.

Very truly yours,

LVB Acquisition Merger Sub, Inc.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY PERSON THE AGENT OF HOLDING, LVB, PURCHASER, BIOMET, THE INFORMATION AGENT, THE DEPOSITARY OR ANY OF THEIR AFFILIATES, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders Call Toll-Free: (877) 456-3402

Banks and Brokers Call Collect: (212) 750-5833

The Dealer Managers for the Offer are:

Banc of America Securities LLC	Goldman, Sachs & Co.
9 West 57th Street	85 Broad Street
New York, New York 10019	New York, New York 10004
Telephone: (212) 583-8426	Telephone: (212) 902-1000
Toll-Free: (888) 583-8900, Ext. 8426	Toll-Free: (800) 323-5678

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